Suite 1000 Volunteer Building 832 Georgia Avenue Chattanooga, Tennessee 37402-2289 (423) 756-6600 Fax (423) 785-8480	Frank M. Williams Direct Dial (423) 785-8206 Direct Fax (423) 785-8426 fwilliams@millermartin.com

August 15, 2011

VIA EDGAR CORRESPONDENCE

Mr. David Lin
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Cornerstone Bancshares, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for Fiscal Year ended March 31, 2011 Filed May 16, 2011 File No. 000-30497

Dear Mr. Lin:

We represent Cornerstone Bancshares, Inc. (“Cornerstone”) and will assist them in responding to the comment letter dated August 10, 2011 from Matt S. McNair, Attorney-Adviser.  The purpose of this letter is to confirm that Cornerstone will respond to the comment letter on or before September 9, 2011, based on your conversation with Scott McGinness of our law firm.

Please call me at (423) 785-8206 or Scott McGinness at (423) 785-8284 if your have any questions or would like to discuss anything else related to this matter.

Very truly yours, Frank M. Williams

FMW/pym
W. Scott McGinness, Jr., Esq.